                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


(Mark One)

 X       ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE
---      ACT OF 1934

                   For the fiscal year ended December 31, 2000

                                       OR

         TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE
---      ACT OF 1934

     For the transition period from                    to
                                    ------------------    ------------------


A. Full title of plan and the address of the plan, if different from that of the issuer named below:

                 DEAN FOODS COMPANY INVESTMENT AND SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               DEAN FOODS COMPANY
                               3600 N. RIVER ROAD
                          FRANKLIN PARK, ILLINOIS 60131
                            TELEPHONE: 1-800-323-1571

DEAN FOODS COMPANY
INVESTMENT AND SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS, SUPPLEMENTAL SCHEDULES, AND EXHIBITS
--------------------------------------------------------------------------------



                                                                                          PAGES
Report of Independent Accountants                                                             1

Financial Statements:
   Statements of Net Assets Available for Plan Benefits
       at December 31, 2000 and 1999                                                          2

   Statement of Changes in Net Assets Available for Plan Benefits
       for the year ended December 31, 2000                                                   3

   Notes to Financial Statements                                                           4-10

Supplementary Information:

   Line 4i - Schedule of Assets Held for Investment Purposes as of December 31, 2000         11

Exhibits to Annual Report on Form 11-K                                                       12

Signatures                                                                                   13



Note: All other supplementary schedules have been omitted because they are not applicable.

                       REPORT OF INDEPENDENT ACCOUNTANTS



To the Participants and Administrator of the Dean Foods Company Investment and Savings Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for plan benefits of the Dean Foods Company Investment and Savings Plan (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes as of December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP
------------------------------
June 27, 2001

DEAN FOODS COMPANY
INVESTMENT AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
AT DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------


                                                     2000              1999
Assets:

Investments, at market value (Note 3)           $289,616,133      $278,547,299
Loans to participants                             12,972,159        11,924,829

Receivables:
    Employee contributions receivable                857,208           694,662
    Employer contribution receivable                 491,271           441,154
    Trustee receivable                                     -            84,608
    Interest and dividends receivable              3,385,265         3,106,874
                                                -------------     -------------

           Total receivables                       4,733,744         4,327,298
                                                -------------     -------------

           Total assets                          307,322,036       294,799,426

Liabilities:

Accrued expenses                                     305,524            99,356
                                                -------------     -------------

Net assets available for Plan benefits          $307,016,512      $294,700,070
                                                =============     =============




   The accompanying notes are an integral part of these financial statements.

DEAN FOODS COMPANY
INVESTMENT AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2000
--------------------------------------------------------------------------------
Source of assets:
    Investment income (loss):
      Net depreciation in market value of investments (Note 3)    $ (15,639,052)
      Interest                                                        3,608,007
      Dividends                                                       1,399,090
      Interest on loans to participants                                 979,686
                                                                  --------------

                                                                     (9,652,269)
                                                                  --------------

    Contributions:
      Employee contributions                                         21,326,906
      Employer contributions                                          7,546,746
                                                                  --------------

                                                                     28,873,652
                                                                  --------------

    Rollovers, net                                                    3,210,821
                                                                  --------------

           Total sources of assets                                   22,432,204
                                                                  --------------

Application of assets:
    Benefit payments to Plan participants                            30,477,540
    Fees and expenses                                                   574,428
                                                                  --------------

           Total applications of assets                              31,051,968
                                                                  --------------

Transfer in from merged plans (Note 7)                               20,936,206
                                                                  --------------

Increase in net assets during the year                               12,316,442

Net assets available for Plan benefits, beginning of year           294,700,070
                                                                  --------------

Net assets available for Plan benefits, end of the year            $307,016,512
                                                                  ==============


   The accompanying notes are an integral part of these financial statements.

DEAN FOODS COMPANY
INVESTMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



  1.   DESCRIPTION OF PLAN

       The following description of the Dean Foods Company Investment and Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document, which can be obtained at Deans Foods Company, Franklin Park, Illinois, for a more complete description of the Plan's provisions.

       GENERAL

       The Plan is a defined-contribution savings plan that provides retirement benefits to full-time salaried and non-union employees of Dean Foods Company (the "Company"). Certain union employees whose unions have negotiated the benefit are also eligible for retirement benefits under the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

       A committee appointed by the Board of Directors of the Company is responsible for the administration of the Plan. Assets of the Plan are held in trust funds maintained at The Northern Trust Company (the "Trustee").

       CONTRIBUTIONS

       Participants' contributions are permitted in 1% increments, an amount not to exceed 16% of their annual compensation. The Company is required to match participant contributions in an amount equal to 50% of the first 6% of elective contributions. Effective July 1, 1997, the Company approved a resolution to eliminate the annual profit sharing contributions paid under the 401(k) plan after the fiscal 1998 contributions, except for certain union requirements.

       VESTING

       Participants are eligible to contribute to the Plan at the date of hire. Participants vest immediately in their elective contributions, including any investment income earned pertaining to such contributions. Participants become forty percent vested in Company contributions and related earnings after two years of credited service, with vesting percentages increasing in twenty-percent increments each subsequent year until participants are fully vested after five years of credited service. Participants become fully vested in all accounts upon retirement or after attaining age sixty-five, or upon termination by reason of death or disability.

       PARTICIPANT ACCOUNTS

       Separate accounts are maintained for each participant for Company contributions and employee elective contributions. Participants direct the investment of all contributions to established funds in 1% increments. Plan income is allocated to each participant's account, based on the relative value of individual participant accounts to the total of all participants' accounts. Forfeitures from terminated participants are used to reduce subsequent employer contributions.

DEAN FOODS COMPANY
INVESTMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS, CONTINUED
--------------------------------------------------------------------------------


       PAYMENT OF BENEFITS

       If a participant's employment with the Company is terminated because of retirement at or after he has reached the age of 65, or because of such participant's disability or death while in the employment of the Company, the balance in his accounts at the accounting date, shall be fully vested and nonforfeitable and shall be distributable to the participant, or in the event of the participant's death, to his beneficiary, in either a lump sum or, at the election of the participant, in a series of installments over a period not extending beyond the life expectancy of the participant and his spouse.

       PARTICIPANT LOANS

       Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates that range from 6% to 9%, which are commensurate with the prime rate listed in the Wall Street Journal on the last business day of the month prior to the month in which the loan application is made.

       FORFEITURES

       Forfeited nonvested accounts are used to reduce future employer contributions. In 2000, employer contributions were reduced by $395,222 from forfeited nonvested accounts. Employer contributions of $7,546,746 include $28,194 of unallocated participant forfeitures at December 31, 2000.

       ADMINISTRATIVE EXPENSES

       Trustee fees and investment fees of the Plan are paid by the Plan. The Company pays legal, audit, and other administrative expenses fees associated with the Plan.



  2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       BASIS OF ACCOUNTING

       The financial statements of the Plan have been prepared on the accrual basis of accounting.

       RECLASSIFICATION

       Certain reclassifications of prior year financial statement amounts have been made to conform with current year reporting.

       USE OF ESTIMATES

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

DEAN FOODS COMPANY
INVESTMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS, CONTINUED
--------------------------------------------------------------------------------




       CONTRIBUTIONS

       Employer matching and profit sharing contributions are recorded in the year accrued by the Company. Employee contributions are recorded in the year withheld by the Company from employee payrolls or in the year of occurrence for a qualified rollover contribution as defined in Section 408(d)(3) of the Internal Revenue Code. Provisions of the Plan specify that no Company contributions and a maximum of forty percent of any participant's contributions may be invested in the Dean Foods stock fund.

       INVESTMENTS

       Purchases and sales of securities, including gains and losses on such sales, are recorded as of the settlement date. Pending trade sales/purchases are netted against ending investment market values. Realized gains or losses resulting from the sale of securities are based on the difference between the selling price and the cost of the securities, cost being determined on a specific identification basis. In accordance with the policy of stating investments at market value, the net increase or decrease in the unrealized value of investments for the year is reflected in the statement of changes in net assets available for plan benefits.

       Market values of investments are based on published market quotations where available. Investments in collective funds are stated at the year-end unit values as determined by the Trustee, multiplied by the number of units owned. Investment income is recorded as earned.

       The Plan presents in the statement of changes in net assets available for benefits the net depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized net depreciation on those investments for the year.

       PARTICIPANT LOANS

       Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan fund.

DEAN FOODS COMPANY
INVESTMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS, CONTINUED
--------------------------------------------------------------------------------




  3.   INVESTMENTS

       Effective September 1, 2000, the Plan began offering a S&P 500 index fund which is managed by the Trustee. The balanced fund, international fund and government fixed fund are managed by Diversified Investment Advisors. One-half of the equity fund is managed by ARK Investments, a division of Diversified Investment Advisors and the other half is managed by NWQ Investment Management Company. The equity growth fund and the small caps fund are managed by Mackay Shields and Furman Selz, respectively. These funds hold various securities and financial instruments under investment guidelines specified by the respective investment advisors.

       The Dean Foods stock fund, which is managed by the Trustee, consists of Dean Foods Company Common Stock ($1 par value). During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by a net $15,639,052 as follows:

                                                       Appreciation/
                                                      (Depreciation)
                                                    ------------------

           Balanced Fund                                  $  (877,091)
           Equity Income Fund                               2,856,855
           S&P 500 Index fund                                (413,720)
           Small Caps Fund                                   (287,320)
           Dean Foods Stock Fund                           (5,072,154)
           Equity Growth Fund                              (7,242,289)
           International Fund                              (4,603,333)
                                                    ------------------

           Total                                        $ (15,639,052)
                                                    ==================




  4.   INCOME TAX STATUS

       The Plan administrator has received a favorable determination letter for the Plan from the Internal Revenue Service dated February 22, 1996. Following the amendments to the Plan relating to contribution percentages and employer match, the Plan administrator and the Plan's tax counsel believe that the Plan is still designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax exempt as of December 31, 2000 and 1999. As such, no provision for income taxes has been made in the accompanying financial statements.

DEAN FOODS COMPANY
INVESTMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS, CONTINUED
--------------------------------------------------------------------------------


 5.   SIGNIFICANT INVESTMENTS

       Investments with fair values in excess of 5% of net assets available for Plan benefits at December 31, 2000 and 1999 were:


                                                                             2000               1999

      *Dean Foods Company                    Common Stock                $21,657,366        $24,096,053

      Diversified Investment
         Advisors International
         Fund                                Mutual Fund                  19,031,305         17,985,739

      Dean Foods Equity
         Growth Fund                         Mutual Fund                  59,265,831         58,216,236

      Dean Foods Equity
         Income Fund                         Mutual Fund                  62,858,679         68,753,118

      Diversified Investment
         Advisors Balanced
         Fund                                Mutual Fund                  45,572,006         41,604,780

      Money Government                       U.S. Government and
         Fixed Fund                               Agency Issues           66,456,843         61,955,318

      * Party in interest





  6.   RELATED PARTY TRANSACTIONS

       Certain Plan investments are cash equivalents managed by Northern Trust. Northern Trust acts as the trustee for the Plan. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. Fees paid by the Plan for the trustee and investment management services amounted to $574,428 for the year ended December 31, 2000. In addition, Plan investments include shares of Dean Foods Company Common Stock and Participant Loans, which also qualify as party-in-interest transactions.



  7.   TRANSFER INTO THE PLAN

       Effective January 1, 2000, the Deferred Compensation Thrift Plan for Employees of Purity Dairies, Inc. (the "Purity 401(k) Plan") merged into the Plan and employees of Purity Dairies, Inc. were eligible for participation under the Plan. Purity 401(k) Plan assets of $20,936,206 were transferred into the Plan during 2000.

DEAN FOODS COMPANY
INVESTMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS, CONTINUED
--------------------------------------------------------------------------------


  8.   PLAN TERMINATION

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.



  9.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

       The following is a reconciliation of net assets available for Plan benefits per the financial statements to the Form 5500:

                                                                                 2000                   1999

      Net assets available for Plan benefits per the
           financial statements                                          $ 307,016,512         $ 294,700,070
      Amounts payable to withdrawing participants                                    -              (144,599)
                                                                   --------------------   -------------------

      Net assets available for benefits per the Form 5500                $ 307,016,512         $ 294,555,471
                                                                   ====================   ===================


       The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2000 to the Form 5500:

     Benefits paid to participants per the financial              $  30,447,540
      statements

     Add:    Amounts payable to withdrawing
                  participants at December 31, 2000                           -

     Less:   Amounts payable to withdrawing
                  participants at December 31, 1999                    (144,599)
                                                             -------------------

     Benefits paid to participants per the Form 5500              $  30,302,941
                                                             ===================

       Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end, but not yet paid as of that date.

DEAN FOODS COMPANY
INVESTMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS, CONTINUED
--------------------------------------------------------------------------------

11.      SUBSEQUENT EVENTS

      On April 5, 2001, the Company announced it had signed a definitive agreement under which it and Suiza Foods Corporation will merge to form a national dairy and specialty foods company. The transaction received the unanimous approval of both companies' Board of Directors and is expected to close by the third or fourth quarter of calendar year 2001. Completion of the transaction is contingent upon approval by a majority of shareholders in both companies, certain regulatory approvals and other customary closing conditions.

DEAN FOODS COMPANY                                                   SCHEDULE 4I
INVESTMENT AND SAVINGS PLAN

ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 2000
--------------------------------------------------------------------------------



               IDENTITY OF ISSUE                       DESCRIPTION OF INVESTMENT             COST          FAIR VALUE
*Dean Foods Company                               Common Stock                               N/A             $21,657,366

Diversified Investment Advisors
      International Equity Fund                   Mutual Fund                                N/A              19,031,305

Dean Foods Equity Growth Fund                     Mutual Fund                                N/A              59,265,831

Dean Foods Income Fund                            Mutual Fund                                N/A              62,858,679

Diversified Investment Advisors
      Balanced Fund                               Mutual Fund                                N/A              45,572,006

Money Government Fixed Fund                       U.S. Government and
                                                        Agency Issues                        N/A              66,456,843

Dean Foods Small Cap Fund                         Mutual Fund                                N/A               7,121,717

*Northern Trust S&P 500 Index Fund                Mutual Fund                                N/A               3,830,341

*Northern Trust Collective
      Short-Term Investment Fund                  Cash Equivalents                           N/A               3,822,045

*Participant Loans                                Loans at 6-9%                             $  -              12,972,159
                                                                                                           -------------
                                                                                                           $ 302,588,292
                                                                                                           =============

*Party in interest

                     EXHIBITS TO ANNUAL REPORT ON FORM 11-K




Exhibit
Number                      Description
----------     ----------------------------------
Exhibit 23     Consent of Independent Accountants

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.



                                             DEAN FOODS COMPANY INVESTMENT
                                             AND SAVINGS PLAN
                                             -----------------------------
                                                     (Name of Plan)





DATE:  June 29, 2001                         /s/  Gerald W. Berger
       -------------                         -----------------------------
                                             Gerald W. Berger
                                             Plan Administrator